SO 3/6/02

SECURI 02018535 MMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39066

RECEIVED MAR 04 2002 143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alpha Venture Securities Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Ygnacio Valley Road, Suite 330
(No. and Street)

Walnut Creek	California	94596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Blumberg (925) 944-5210
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Barbara F. Hill
(Name — *if individual, state last, first, middle name*)

865 Walnut Avenue	Walnut Creek, California		94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 08 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Blumberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpha Ventures Securities company, as of December 31, ~~19~~XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PATRICIA M. WINTCH
COMM. # 1266846
NOTARY PUBLIC-CALIFORNIA
CONTRA COSTA COUNTY
COMM. EXP. JUNE 10, 2004

Signature

Owner
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

ALPHA VENTURE SECURITIES COMPANY
(A Sole Proprietorship)

For the Year Ended
December 31, 2001

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT
865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

ALPHA VENTURE SECURITIES COMPANY
(A Sole Proprietorship)
December 31, 2001

Table of Contents

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT

865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

Independent Auditor's Report

Alpha Venture Securities Company
(A Sole Proprietorship)

I have audited the Statement of Financial Condition of Alpha Venture Securities Company a sole proprietorship, as of December 31, 2001 and the related Statements of Operations, Cash Flows, and Owner's Capital for the year then ended pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express and opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

As indicated in Note 1 to the financial statements, the above-mentioned financial statements cover only the proprietorship business. Other assets and obligations, including income taxes of the owner are not included in these financial statements.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha Venture Securities Company (A Sole Proprietorship) as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles of the United States of America.

My audit was conducted for the purpose of forming an opinion on the basis financial statements taken as a whole. The Changes in Liabilities Subordinated to Claims of Creditors and Computation of Net Capital on pages seven and eight are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Barbara F. Hill
Certified Public Accountant
February 4, 2002

Schedule (b)

ALPHA VENTURE SECURITIES COMPANY
(A Sole Proprietorship)
Statement of Financial Condition
December 31, 2001

ASSETS

Assets	
Cash	$ 31,927

LIABILITIES

Liabilities	
None	

OWNER'S EQUITY

Capital, Sole Proprietor - Schedule (c)	31,927
Total Liabilities and Owner's Equity	$ 31,927

The accompanying notes are an integral part of these financial statements.

Schedule (c)

ALPHA VENTURE SECURITIES COMPANY
(A Sole Proprietorship)
Statement of Operations and Changes in Owner's Capital
For the Year ended December 31, 2001

Operations

Income	
Commissions and fees	$101,011
Commissions – proprietor (Note 1)	(101,011)
Gross Profit	0
Expenses	
Professional fees	$ 1,900
Office expenses	260
Licenses and fees	760
Total Expenses	2,920
Loss from Operations	(2,920)
Other Income	
Interest	704
Net Loss	$ (2,216)

Changes in Owner's Capital

Net Loss	$ (2,216)
Beginning Capital – January 1, 2001	34,143
Ending Capital – December 31, 2001	$ 31,927

Schedule (d)

ALPHA VENTURE SECURITIES COMPANY
(A Sole Proprietorship)
Statement of Cash Flows
For theYear ended December 31, 2001

Decreases in Cash and Cash Equivalents	
Operating Activities	
Net loss	$ (2,216)
Adjustment to reconcile net earnings to net cash provided by operating activities	
None	
Net cash used by operations	(2,216)
Investing Activities	None
Financing Activities	None
Decrease in cash and cash equivalents	(2,216)
Cash at the beginning of the year	34,143
Cash and cash equivalents at the end of the year	$ 31,927

Supplemental disclosures of cash flow information:

- See Note 3 regarding income taxes
- No interest was paid this year.

ALPHA VENTURE SECURITIES COMPANY
(A Sole Proprietorship)
Statement of Changes in Owner's Capital
and
Statement of Changes in Liabilities Subordinated
to Claims of Creditors
For the year ended December 31, 2001

Schedule (e)

Changes in Owner's Capital

Owner's Capital – December 31, 2000	$ 34,143
Net Loss January 1, 2001 - December 31, 2001	(2,216)
Owner's Capital – December 31, 2001	$ 31,927

Schedule (f)

Changes in Liabilities Subordinated to Claims of Creditors

None

The accompanying notes are an integral part of these financial statements

Schedule (g)

ALPHA VENTURE SECURITIES COMPANY
(A Sole Proprietorship)
Computation of Net Capital
For the Year ended December 31, 2001

NET CAPITAL	
Total ownership equity	$ 31,927
AGGREGATE INDEBTEDNESS	
Total Aggregate Indebtedness	0
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of aggregate indebtedness)	0
Minimum dollar net capital required	5,000
Net capital requirement (greater 6 2/3% of aggregate indebtedness or minimum dollar net capital required)	5,000
Excess net capital	26,927
Excess net capital at 1000% (Net Capital less 10% aggregate indebtedness)	31,927
Percentage of Aggregate Indebtedness to Net Capital	0%

RECONCILIATION OF COMPUTATION OF NET CAPITAL

Net capital as reported in the Unaudited report of the quarter ended December 31, 2001	$ 31,927
Adjustments - None	0
Net Capital	$ 31,927

ALPHA VENTURE SECURITIES COMPANY
(A Sole Proprietorship)
Miscellaneous Schedules
For the Year ended December 31, 2001

Schedule (h)

Computation for determination of reserve requirement pursuant to Rule 15c3-1

Not applicable - exempt under Rule 15c3-1(a)(2)(vi)

Schedule (i)

Information relating to possession or control requirements under Rule 15c3-3

Not applicable - exempt under Rule 15c3-3 (K)(2)

Schedule (j)

A reconciliation, including appropriate explanation of computation of net Capital under Rule 15c3-1 and computation for determination of reserve requirement under exhibit A of rule 15c3-3.

Not applicable - exempt under Rule 15c3-1(a)(2)(vi) and Rule 15c3-3 (K)(2)

Schedule (k)

Reconciliation between the audited and unaudited statements of financial condition with respect to method of consolidation.

Not applicable

Schedule (l)

The Oath or Affirmation is attached to the front of these financial statements.

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT

865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

ALPHA VENTURE SECURITIES COMPANY
(A Sole Proprietorship)

Report on Internal Control

In planning and performing my audit of the financial statements of Alpha Venture Securities Company (a sole proprietorship) for the year ended December 31, 2001 I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT

Report on Internal Control
Schedule (n)
Page 2

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. My study and evaluation disclosed the following matter that I believe results in a reportable condition under standards established by the American Institute of Certified Public Accountants. Reportable conditions are significant deficiencies in the design or operation of internal controls that, in my judgment, could adversely affect the company's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. Alpha Securities is a small company and two individuals perform essentially all of its operations and record keeping. Consequently, the Company's system and procedures do not provide the segregation of duties commensurate with effective internal control. Since Alpha Securities does not maintain physical possession or control of securities for customers, this weakness is not as significant as it would otherwise be. The foregoing condition was considered in determining the nature, timing and extent of audit tests to be applied in my audit of the Company's financial statements, and this report does not affect my report on these financial statements. I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities Exchange Commission and NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Barbara F. Hill
Certified Public Accountant
February 4, 2002

Alpha Venture Securities Company
(A Sole Proprietorship)
Notes to the Financial Statements
For the Year Ended December 31, 2001

Note 1 – Summary of Significant Accounting Policies

These financial statements cover only the operations of Alpha Venture Securities Company, Walnut Creek, Calfiornia, which is owned by Daniel Blumberg as a sole proprietor. The Company is a broker-dealer with emphasis in syndication and direct participation in limited partnerships. None of Mr. Blumberg's other assets, liabilities, and operations are included in these financial statements. The only commision income for the year was on Mr. Blumberg's own investments, with the commissions credited to him. The preparation of financial statements in accordance with generally accepted accounting principles of the United States of America requires the use of estimates regarding assets, liaiblities and contingencies. The actual results my differ.

These financial statements have been prepared on the accrual basis of accounting.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and during the year the Company had net capital in excess of its required net capital of $5,000.

Note 3 – Income Taxes

Federal and state income tax regulations provide that any taxes on income of a sole proprietorship are payable by the proprietor. The tax liability of a sole proprietor will be affected by many other items of income and deductions that are unrelated to the company's operations. Therefore, no provision for taxes has been made on the Company's books.